FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2007

                                 26 October 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Notice of Results' released on 26 October 2007


                       British Sky Broadcasting Group plc

                         Notice of First Quarter Results


British Sky Broadcasting Group plc will be announcing its First Quarter Results for the three months ended 30 September 2007 via RNS, at 7.00 a.m. GMT on Friday 2 November 2007.

A conference call for UK and European analysts and investors will be held at 8:00 a.m. (GMT). To register for this, please e-mail bskyb@finsbury.com or contact Kirsty Flockhart or Yim Wong at Finsbury on +44 20 7251 3801. A live audiocast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST). To register for this please contact Dana Johnston at Taylor Rafferty on +1 212 889 4350. Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/us. A live audiocast of this call and replay facility will also be available on Sky's corporate website, http://www.sky.com/corporate.


Enquiries:


UK/European:
Yim Wong, Finsbury
Rose Marfleet, Finsbury
Tel: + 44 20 7251 3801
E-mail: bskyb@finsbury.com

US:
Dana Johnston, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 October 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary